Exhibit 1.2

Translation IN22467/04

The document submitted for translation is MINUTES OF THE 229th SPECIAL SHAREHOLDERS’ MEETING OF THE BOARD OF DIRECTORS OF TELE NORTE LESTE PARTICIPAÇÕES S.A. ----------------------------------------------------

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayer Registration CNPJ/MF No. 02.558.134/00001-58

NIRE 53 33 0000570 2

Minutes of the 229th Special Shareholders’ Meeting of Tele Norte Leste Participações S.A., held on March 04, 2004.------------------

1. PLACE, DATE AND TIME: On the 4th day of March 2004, at 4:30 p.m., at the Meetings’ Room of the Board, located on Praia de Botafogo, 300, 11th floor, suite 1101, Botafogo, in the City of Rio de Janeiro – RJ. II – QUORUM: The Directors representing the majority of the undersigned acting members, the presence of the representative of the Fiscal Council, Mr. Pedro Wagner Pereira Coelho, for the purposes of Article 163, III of Law No. 6404/76.

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V. ORDER OF THE DAY: Increase of the capital stock within the authorized limit in Article 6 of the Bylaws, through the incorporation of the portion of the “special premium reserve”.

VI. DELIBERATIONS: The Directors presented hereto unanimously decided, according to Article 6 of the Bylaws, to increase the capital stock by incorporating the “special premium reserve” portion of R$167,605,531,81 (one hundred and sixty seven million, six hundred and five thousand, five hundred and thirty one reais and eighty one cents), corresponding to the consideration of the tax benefit earned by Company as a result of the amortization of premium resulting from the incorporation held on 12.30.1999, according to the instructions of the Securities Exchange Commission – CVM No. 319, 320 and 349, respectively of December 03 and 05 of 1999, and March 06, 2001, which benefit was approved at the Annual Shareholders’ Meeting of Tele Norte Leste Participações S.A., held on March 01, 2004, where the Company’s financial statements relative to the fiscal year ended on 12.31.2003 were examined. As a result of the increase in capital stock now approved, 4,298,312,493 (four billion, two hundred and ninety eight million, three hundred and twelve thousand, four hundred and ninety three) new shares are issued, where 1,432,770,831 (one billion, four hundred and thirty two million, seven hundred and seventy thousand, eight hundred and thirty one) are common shares and 2,865,541,662 (two billion, eight hundred and sixty five million, five hundred and forty one thousand, six hundred and sixty two) are preferred shares, of the same kind and classes currently contemplated in the Company’s Bylaws. Thus, having in view that both the preferred and common shares are liquid and daily negotiable at the São Paulo Stock Exchange – BOVESPA, and also present different prices, the issue prices established based on the weighted averages of the respective average quotations of the common and preferred shares at that Stock Exchange, calculated in the 2-week period prior to this date, respectively, R$33.22 and R$41.88, both quoted by batches of one thousand shares. The Company’s capital stock, fully subscribed and paid in, is increased from R$4,644,415,487,18 (four billion, six hundred and forty four million, four hundred and fifteen thousand, four hundred and eighty seven reais and eighteen cents) to R$4,813,021,018.99 four billion, eight hundred and twelve million, twenty one thousand, eighteen reais and ninety nine cents), represented by 394,855,377,838 (three hundred and ninety four billion, eight hundred and fifty five million, three hundred and seventy seven thousand, eight hundred and thirty eight) shares, where 131,618,459,613 (one hundred and thirty one billion, six hundred and eighteen million, four hundred and fifty nine thousand, six hundred and thirteen) are common shares and 263,236,918,225 (two hundred and sixty three billion, two hundred and thirty six million, nine hundred and eighteen thousand, two hundred and twenty five) are preferred shares. The following was further clarified: (i) according to Article 7 of the CVM Instruction No. 319, the capitalization now approved of the “special premium reserve” portion is made in favor of the Company’s majority shareholder, Telemar Participações S.A., being guaranteed to the other shareholders of Tele Norte Leste Participações S.A., for the period of 30 (thirty) days counted from March 08, 2004 and ending on April 06, 2004, the preemptive right for subscription of this increase, in the proportion of their interests and according to §2 of Article 171 of Law No. 6404/76, (ii) that the number of shares that may be calculated taking as a base the number of outstanding Company shares, excluding therefore the shares currently held in treasury. (iii) that, due to the fact that the shares in treasury do not keep the same proportion between common and preferred shares, the preemptive right of shareholders will be exercised over the shares of the type held, extending to the others if those are insufficient to ensure them, in the increased capital, the same proportion that they had in the capital stock before this increase. The common and preferred shares that represent the capital increase now approved will be entitled to full dividends relative to the fiscal year started on 01/01/2004 and to any benefits that may be decided upon; (iv) considering that the shares now issued are fully paid in by majority shareholder Telemar Participações S.A., the increase now decided is homologated on this same date; (v) thus, as a result of the capital increase, Article 5 of the Company Bylaws will now read as follows, and the respective records shall be arranged: “Article 5: The subscribed and fully paid in capital stock is R$4,812,021,018.99 (four billion, eight hundred and twelve million, twenty one thousand, eighteen Reais and ninety nine cents), represented by 394,855,377,838 (three hundred and ninety four billion, eight hundred and fifty five million, three hundred and seventy seven thousand, eight hundred and thirty eight) shares, where 131,618,459,613 (one hundred and thirty one billion, six hundred and eighteen million, four hundred and fifty nine thousand, six hundred and thirteen) are common shares and 263,236,918,225 (two hundred and sixty three billion, two hundred and thirty six million, nine hundred and eighteen thousand, two hundred and twenty five) are preferred shares, all nominative and without par value”.

VII. CLOSURE: Having nothing further to deliberate, these minutes were drawn up, which, after having been read and found appropriate, were signed by all the present (aa) Otávio Marques de Azevedo – President of the Board; Fersen Lamas Lambranho; Sérgio Bernstein (deputy); Roberto Zurli Machado (deputy); Luiz Eduardo Franco de Abreu; Ronaldo Iabrudi dos Santos Pereira; Representative of the Fiscal Council; (aa) Pedro Wagner Pereira Coelho. These minutes are a true copy of the original drawn up in an appropriate book. Rio de Janeiro, March 04, 2004. ----------------------------------------------------------------------------------------------------------------------------

Rio de Janeiro, March 04, 2004. -------------------------------------------------------------------------------------------------------------------

[Illegible Signature]----------------------------------------------------------------------------------------------------------------------------------

José Augusto da Gama Figueira--------------------------------------------------------------------------------------------------------------------

Secretary ----------------------------------------------------------------------------------------------------------------------------------------------

Translator’s Note: This document includes a registration stamp of Tele Norte Leste Participações S/A at the Board of Trade of Rio de Janeiro on 04/01/2004 and was duly notarized in Brazil (name and address of Notary Public illegible). -------------------------

Rio de Janeiro, June 3rd, 2004. ------------------------------------------------------------------------------------------------------------------

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